Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
	(In thousands)
Income before income taxes	$33,053	$386,685	$342,210	$260,993	$203,439	$156,862
Fixed charges, less capitalized interest	12,679	42,328	25,340	16,861	15,418	12,592
Amortization of capitalized interest	26	318	—	200	222	199

Total earnings	$45,759	$429,331	$367,550	$278,054	$219,079	$169,653

Interest expensed and capitalized	$4,501	$14,655	$5,527	$3,026	$5,299	$4,059
Estimate of interest within rental expense (1)	8,374	28,585	19,812	13,905	10,209	8,721

Total fixed charges	$12,875	$43,240	$25,340	$16,931	$15,508	$12,780

Ratio of Earnings to fixed charges	3.6	9.9	14.5	16.4	14.1	13.3

(1)	Represents one third of rental expenses which is considered representative of the interest factor of operating leases.